Exhibit 21.1

List of Subsidiaries of Nine Energy Service, Inc.

Name	Jurisdiction

Beckman Production Services, Inc.	Delaware

Beckman Production Services, Inc.	Michigan

Big Lake Service, LLC	Delaware

Big Lake Services Holdco, LLC	Delaware

CDK Intermediate, LLC	Delaware

CDK Perforating, LLC	Texas

CDK Perforating Holdings, Inc.	Delaware

Crest Pumping Technologies, LLC	Delaware

Dak-Tana Wireline, LLC	Delaware

First Call Well Service, LLC	Oklahoma

J & R Well Service, LLC	Michigan

Nine Downhole Technologies, LLC	Delaware

Nine Energy Canada Inc.	Alberta, Canada

Nine Energy Service, LLC	Delaware

Northern Production Company, LLC	Wyoming

Northern States Completions, Inc.	Delaware

Peak Pressure Control, LLC	Texas

R & S Well Service, Inc.	Wyoming

RedZone Coil Tubing, LLC	Texas

RedZone Holdco, LLC	Delaware

SJL Well Service, LLC	Oklahoma